Exhibit 99
Letter to Shareholders
Third Quarter 2021

There are so many words that have been used to describe this past 18 months (think unprecedented) and the one that I have used more recently is headwinds. While our industry is facing multiple headwinds, including but not limited to rising cost trends, hiring and training in an all virtual world, supply chain concerns, and, of course, Hurricane Ida and other weather events, Progressive is poised and ready to tackle these challenges head on.
Leadership at Progressive has never let these business problems get in our way of having a concrete and flexible plan to lean into, and this time is no different. My team and I meet weekly to review and lay out specific steps that need to be completed to get us back to our growth and profitability targets. I try to think about where we should be in the next year or so and work backwards to achieve success knowing that there will be glitches that we haven’t even thought about around the corner.
The results for the third quarter show the stress that is currently in the system. Our combined ratio (CR) came in at 100.4 with an increase of net premium written (NPW) of 13%. This brings our year-to-date (YTD) CR to 95.6, which is just under our publicly stated goal of a 96, with a 15% increase in NPW. Our companywide policies in force (PIF) growth was 9% year over year, with personal auto adding nearly 1.3 million PIFs during the last 12 months to cross the 17.5 million milestone. I am incredibly proud of these results especially given the circumstances that we all are experiencing.
During the third quarter, we recognized 6.4 points of catastrophe-related losses, which included Hurricane Ida, the costliest storm in our history. Ida struck both the Gulf Coast and Northeastern United States and, unfortunately, my family experienced Ida firsthand. Our son, who attends law school near Philadelphia, had his apartment complex and vehicle flooded when the Schuylkill river overflowed in the area where he lives. Like many of our customers in this area, trying to find a vehicle to replace his was stressful, to say the least, based on the supply of vehicles available. But in true Progressive fashion, our claims team was right there to help all of our customers during their time of need.
For the quarter, Personal Lines grew NPW 7% with PIFs growing 8% at a CR of 100.2, which is up 14 points from the third quarter of 2020 and is 4 points above our profit target of a 96.0. During the quarter, we saw a sustained increase in loss frequency relative to the third quarter of 2020, during which we were still feeling the effects of the COVID-19 restrictions on driving patterns. We are experiencing accelerating trends in average loss costs. In addition to increases to our underlying loss trends, we experienced Hurricane Ida, which, along with other catastrophe losses, contributed 2.6 points to our YTD CR and 4.7 points to the quarter. We continue to evaluate our rate adequacy and file for rate increases where appropriate.
Our Robinson consumer segment continues to be the policy growth leader across all our segments reflecting our continued investment in this market. Robinson policies in force grew in the low double digits, compared to third quarter 2020. Total Robinson new business applications slowed considerably in the third quarter as volume declined about 16%, compared to the third quarter of 2020. In the early days of COVID, shopping dropped significantly, and we believe some of this shopping was pushed into the third quarter of 2020. Conversion also improved during the summer of 2020, likely due in part to stimulus funds and Michigan personal injury protection (PIP) reform. Our increase in rate level during 2021, addressing rising loss costs, and our slowing of advertising spend as we focus on regaining profitability in our auto product, are also contributors to the lower growth rate. As I have said before, taking actions to reach our target profit margin always takes precedence over growing premiums, so while it doesn’t feel great to not be able to welcome as many new customers as possible, it is necessary to get us well positioned for the future.
Recent publications have highlighted elevated levels of regulatory scrutiny as the industry responds to accelerating loss costs as a risk to future industry profitability. I thought it would be worthwhile to briefly address this issue since it is on the minds of many. We see the risks taking place in two forms. The first risk is regulatory mandates based on 2020 carrier profitability and the second is regulatory resistance to prospective rate increases.

As I read some industry analysis, a common theme has been the use of an overly simplified view of industry credits versus underwriting profit to tell a story that isn’t quite accurate. Speaking for Progressive, during 2020, we immediately reacted to the lower frequency we were experiencing, as a result of many shelter-in-place orders around the country, with our Apron Relief program that included returning over a billion dollars to our customers, and subsequently with additional rate reductions providing our personal auto customers aggregate annualized savings estimated at $800 million. Many carriers took similar rate reduction actions to price to lower loss costs, which is consistent with the regulatory requirements that insurance rates be adequate, not excessive, and not unfairly discriminatory, while acknowledging the declines to be temporary.
As can be seen in our current quarterly results, that were in excess of a 100 CR, insurance can be a volatile business and a regulatory framework that acknowledges that fact is critical to a competitive marketplace. Requiring refunds without providing the opportunity to earn a fair rate of return when the external factors change creates asymmetry in regulation that will drive down an already low return on capital from the industry, reduce voluntary market participation, and drive-up prices for consumers through reduction in available insurance options.
As we continue to see personal auto claims costs rise and the frequency of losses returning to pre-pandemic levels, our product management organization is directly engaged with our regulators to ensure we’re managing rate level based on established actuarial principles and to ensure prospective rates comply with state regulations. While we are having elevated levels of engagement with some state regulators, we continue to engage with many regulators who understand the importance of ensuring healthy and competitive voluntary markets. Year to date, rate increases that were filed and elevated represented about a 5% increase in our personal auto rate level.
For our personal auto product, we continue to deploy our 8.7 model and now have 17 states in market representing almost 40% of our countrywide premium. Early results show improvement in the conversion of new business quotes to customers across many consumer segments, with multi-car policies and prior insurance among the stronger performing profiles.
For the quarter, Commercial Lines NPW and PIFs were up 47% and 19%, respectively, at a CR of 89.5. Growth continues to be driven by our strength in the trucking segment and economic factors influencing the business. The core commercial auto business is benefitting from exceptional freight market conditions attributed to strong demand, intermodal bottlenecks, and supply constraints. We are seeing strong growth across both agency and direct distribution channels. We are particularly pleased with our ability to respond to the increase in consumer’s shopping with us directly for their insurance needs. Our transportation network company (TNC) line of business also grew NPW due in part to an increase in rideshare mileage as rideshare usage at both Uber and Lyft recovered somewhat. In July, we also increased our participation in this line by providing coverage to Lyft for trips in Florida.
Market conditions remain encouraging, and we are working to remain well-positioned for growth. Staffing in our claims and customer and agent servicing organizations to support anticipated Commercial Lines growth remains a priority. We continue to increase staff in both areas to prepare for increases in servicing and claims volume.
We rolled out our 8.0 commercial auto product along with our new policy administration system in 4 additional states and now have 19 states, representing just over half of our countrywide premium, successfully operating on our new system. Our expansion into the business owner’s policy (BOP) product line continues. We added 7 states during the quarter, bringing the state footprint to 29 states representing about 55% of the commercial multi-peril market.
In our Property business, the third quarter combined ratio was 142.3 and NPW and PIFs grew 16% and 13%, respectively. We were affected by 24 weather events during the quarter, including Hurricane Ida. With respect to Ida, we estimate ultimate incurred losses and allocated loss adjustment expenses (ALAE) at $450 million for our Property business. Louisiana accounts for 96% of the incurred losses. Losses and ALAE from Ida exceeded the $200 million per-event retention under our June 2021 Property catastrophe excess of loss program, and we expect to recover eligible losses over the retention point. Our retained losses and ALAE on this event added 38 points to the third quarter Property combined ratios.
Over the last few years, we have not met our Property profit goals and we do not expect to hit them again this year. YTD through September 2021, the Property business combined ratio is 125.1. While our non-weather losses and expense ratio are both performing better than our internal forecast, the elevated combined ratio is due to unexpectedly high catastrophe losses. YTD we have experienced three large catastrophe events — the February winter storms in Texas, a very large hail storm in Texas and Oklahoma at the end of April, and Hurricane Ida in August. These three events together contributed $364 million of net loss and ALAE, accounting for 24 points of our YTD combined ratio.
We are taking steps to address the persistent underperformance in our Property business. Similar to Auto, we need adequate rates, accurate price segmentation, and underwriting procedures to avoid business that we can't price appropriately. While we're making good progress in these areas, it is not yet sufficient to deliver consistent profitability in our Property business. Additionally, we need to avoid concentrations of risk in areas with significant catastrophe exposure. As we review our Property results relative to the industry, much of our underperformance is driven by our higher market share concentrations in more volatile states, such as Florida and Texas, in concert with inadequate rate levels and coverage combinations. We are taking steps to reduce our exposure in these more volatile states through a combination of risk sharing (higher deductibles), higher rates, and some targeted non-renewals. We believe these actions will help us balance the distribution of business and reduce the overall financial impact associated with weather volatility over time. We remain committed to providing our agents and customers with broadly available, competitively priced, and stable property offerings and we believe that the steps we’re taking will help ensure we can deliver on this commitment.
The third quarter total return on our investment portfolio was 0.2%. We continued to experience volatility in both the equity and fixed-income markets, which we believe reflects renewed concern regarding pandemic-related economic weakness and inflation. We took this opportunity to slightly reduce our portfolio duration back to 3 years, from 3.1 years at the end of the second quarter. Towards the end of the quarter, we saw the main market concern move towards inflation and what effect that would have on corporate earnings and monetary policy as we head into next year. While the investing environment remains dynamic, we believe our portfolio asset allocation is appropriate for the current environment and believe we are in a strong position to withstand investment market volatility.
As we have stated in previous communications, if we believe our share price is trading below our view of fair value and we are in a strong capital position, we will look to repurchase our shares. In the third quarter, we witnessed some volatility in our share price as driving patterns normalized. This presented us with an opportunity to engage in share repurchases after a period of relative inactivity. We believe that our flexible capital allocation policy will continue to be beneficial to our stakeholders over the long term.
Earlier in the year, I announced that we would celebrate two of my direct reports that planned retirements occurring in early 2022, Mike Sieger, our Claims President, and our Chief Marketing Officer, Jeff Charney. Thoughtful succession planning has always been a strong suit at Progressive. Having a robust bench along with occasionally bringing in stellar outside talent balances my team nicely.
I’ve worked with my leadership team and our amazing recruiting team to find our next Chief Marketing Officer, Remi Kent. Remi will fill Jeff’s role beginning November 1, 2021 and she and Jeff will work to ensure a smooth transition. Remi comes to us after spending eight years with 3M, including the last year as Senior Vice President and Global Chief Marketing Officer of the Consumer Business Group. With more than 20+ years of experience in marketing, Remi has a proven track record of working with and leading well-known global brands, and I firmly believe she’s the right person to continue to move our brand forward. Her creativity and data-driven decision making aligns with ours and she’ll be a great fit with our culture.
As you have witnessed in the past, moving executives into other roles has also been our forte. I took the opportunity, with Mike retiring, to move two of my direct reports into new positions. Many currently on the executive team, myself included, have been recipients of this type of realignment, and the moves have proven to be invigorating and brought about new ways to look at and solve business problems that have allowed Progressive to remain competitive.
I am very excited to announce that John Murphy has agreed to fill the big shoes that Mike leaves behind in Claims by becoming our next Claims President. John, like myself, started his Progressive career as a claims representative. John spent the next 22 years in roles with increasing responsibilities countrywide across the Claims organization. For the past six-and-a-half years, John has led our Customer Relationship Management (CRM) organization, servicing tremendous growth, increasing customer retention, and making significant gains to our Diversity & Inclusion agenda.

John’s move to Claims opened up the CRM President position, and I’ve asked Lori Niederst to lead CRM. Before serving as our current Chief Human Resource Officer, Lori worked in finance, claims, and our call centers, long before we called it CRM. Lori’s leadership, and the passion for people that she’s demonstrated in her HR role, will serve her well leading our customer-focused agenda in CRM.
I will begin interviewing internal candidates with strong leadership and HR experience to replace Lori in the coming weeks.
I would be remiss if I didn’t take the time to thank the incredible people of Progressive. It takes all of us to make this place hum, and I do owe a special thanks to the Claims and all of our customer care organizations who are tirelessly assisting our customers at every turn and when they need us most. I hope that all of you know how much you are valued.
As we head into the last quarter of another tumultuous year and even with all of the headwinds we face, we remain confident in our strategy. We look forward to addressing whatever comes our way and our ability to execute our strategy.

Best,

/s/ Tricia Griffith
Tricia Griffith
President and Chief Executive Officer

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